Millar Western Forest Products Ltd.
16640 - 111 Avenue
Edmonton, Alberta
Canada T5M 2S5

April 26, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Sherry Haywood

Re:	Millar Western Forest Products Ltd. (the “Applicant”)

Application for Qualification of Indenture on Form T-3
Originally filed on March 10, 2017
File No.: 022-29040

Dear Ms. Haywood:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29040) (as amended, the “Application”) of the Applicant relating to the qualification of the Indenture governing the 9.0% Senior Secured Notes due 2022 of the Applicant.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 7a-9 promulgated thereunder, we hereby respectfully request the acceleration of the effectiveness of the above referenced Application so that it may become effective at 4:00 P.M., Eastern time, on Friday, April 28, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness of the Application by a telephone call to Adam M. Givertz at (416) 504-0525 or Christian G. Kurtz at (416) 504-0524 and that written confirmation of the effectiveness of the Application also be sent to Mr. Givertz at agivertz@paulweiss.com.

Very truly yours,

Millar Western Forest Products Ltd.

By:	/s/ David Anderson
Name:	David Anderson
Title:	Vice President, Finance, and Chief Financial Officer

cc:	Adam M. Givertz
Christian G. Kurtz
Paul, Weiss, Rifkind, Wharton & Garrison LLP